Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Tuesday, January 10, 2012

In This Edition

You’ll read more in this Merger Update newsletter on the status of MDPU review, recent proposed changes to Connecticut’s regulatory review process and NRC approval.

Thank you for your commitment to customers and for your focus on delivering great service throughout the merger process. As with all merger news, we will communicate information as it develops.

State Regulatory Approvals Process Continues

Updates on Massachusetts and Connecticut

Massachusetts – The Massachusetts Department of Public Utilities (MDPU) merger review proceeding reached a significant milestone last Friday, January 6. After many prior postponements, the MDPU heard oral arguments on a pending request by the Department of Energy Resources (DOER) for the MDPU to delay its review of the merger until there was an extensive review of NSTAR’s rates and future integration plans.

At oral arguments, the DOER unexpectedly withdrew its request for the rate review, which was a positive development. The MDPU Commissioners asked many questions about how and when the savings resulting from the merger would be passed on to customers. NU and NSTAR responded that they would consider putting in place a rate credit after the merger so customers would begin receiving some merger savings immediately.

Continued on next page

NRC Approves Merger

NRC – On December 20, 2011, the Nuclear Regulatory Commission (NRC) issued two orders approving the merger. Specifically, the NRC approved the indirect transfer of control of the operating licenses for Yankee Nuclear Power Station and Haddam Neck Plant, which will occur upon completion of the merger. No further approvals for the merger are required from the NRC.

NU and NSTAR expect to make a filing with the MDPU providing additional details on how customer rates will reflect merger savings. With the completion of this argument on the DOER motion, no further activities are scheduled in the MDPU process. The next step is for the MDPU to issue a final decision on our merger request.

Connecticut – Last week, Connecticut regulators issued a draft decision that ruled NU and NSTAR must now seek approval from the Public Utilities Regulatory Authority (PURA) prior to completing the merger. This decision reversed PURA’s two earlier decisions that it did not have jurisdiction over the merger.

The schedule required us to file a reply to PURA’s draft decision to review the merger on January 9 and to make oral arguments on January 12. On January 18, PURA is scheduled to render a final decision on the need for NU and NSTAR to obtain PURA approval for the merger.

In its draft decision, PURA stated that it “is mindful of certain milestones relating to the completion of the proposed merger and will dedicate all necessary staff resources to achieve a complete and thorough regulatory review consistent with that time schedule.”

We will keep employees informed of any regulatory and schedule updates for the Connecticut process as it evolves later this month. NU and NSTAR will continue to work toward approval in both states.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”